

12060039

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2012
DIVISION OF TRADING & MARKETS

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-68374

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Credit Suisse Prime Securities Services(USA), LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
11 Madison Avenue
(No. and Street)

New York | New York | 10010-3629
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul O'Keefe (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)
KPMG LLP

345 Park Avenue | New York | New York | 10154
(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Prime Securities Services (USA), LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Prime Securities Services (USA), LLC (the "Company") (a wholly-owned subsidiary of Credit Suisse (USA), Inc.) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Prime Securities Services (USA), LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statement taken as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement taken as a whole.

KPMG LLP

February 28, 2012

KPMG LLP is a Delaware limited liability partnership, the U.S.
member firm of KPMG International Cooperative, a Swiss entity.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
December 31, 2011
(In thousands)

ASSETS

Cash	$	2,872
Securities borrowed from affiliate		77,645
Securities received as collateral (all of which was encumbered):		
Equities		1,506,260
Corporates		177,874
Receivable from affiliate		16
Taxes receivable from affiliate		1
Total assets	$	1,764,668

LIABILITIES AND MEMBER'S EQUITY

Obligation to return securities received as collateral	$	1,684,134
Securities loaned		17,145
Other liabilities		91
Total liabilities		1,701,370
Member's Equity:		
Member's contributions		63,300
Accumulated deficit		(2)
Total member's equity		63,298
Total liabilities and member's equity	$	1,764,668

See accompanying notes to statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Prime Securities Services (USA), LLC (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

On June 5, 2009 the Company was formed and organized under the laws of the State of Delaware.

The Company is a U.S. registered broker-dealer that is engaged in the borrowing and lending of securities.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Cash. Cash includes demand deposits held in banks.

Securities borrowed and Securities loaned. The Company enters into securities borrowed and securities loaned transactions to accommodate clients and earn interest spreads. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending and borrowing transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition at the fair value of the collateral received and a corresponding obligation to return the securities received as collateral is recorded. For securities borrowed transactions, the company deposits cash or other collateral with the lender. For securities lending transactions, the Company receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. All of the Company's securities are carried at fair value. See Note 2 for more information.

Other liabilities. Other liabilities primarily include accruals for professional and management fees.

Deferred taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

1. Organization and Summary of Significant Accounting Policies (Continued)

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. As of December 31, 2011 the Company had no deferred tax assets or liabilities.

The Company remains open to examination from either federal, New York State or New York City jurisdictions for the years 2009 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 820 – Fair Value Measurement

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS", an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 results in common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. ASU 2011-04 is required to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact the Company's financial condition.

2. Fair Value of Assets and Liabilities

The fair value of the majority of the Company's assets and liabilities are based on quoted prices in active markets or observable inputs.

In addition, the Company may hold financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain equity and debt securities.

Deterioration of the financial markets could significantly impact the fair value of these instruments and the Company's financial condition.

2. Fair Value of Assets and Liabilities (Continued)

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

2. Fair Value of Assets and Liabilities (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2011	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
		(In thousands)		
Assets				
Finance and insurance	$ 148,191	$ 12,502	$ —	$ 160,693
Health care and social assistance	298,459	1,101	—	299,560
Information	102,877	2,009	—	104,886
Management of companies and enterprises.	45,618	—	—	45,618
Manufacturing	414,225	13,721	—	427,946
Mining	128,330	5,340	—	133,670
Transportation and warehousing	4,397	10,873	—	15,270
Real estate and rental and leasing	29,390	8,466	—	37,856
Professional, scientific, and technical services	67,017	21,219	—	88,236
Retail trade	9,361	666	—	10,027
Utilities	112,673	—	—	112,673
Other services (except Public Administration)	49,513	—	—	49,513
Wholesale trade	10,198	—	—	10,198
Other equity instruments	10,114	—	—	10,114
Total Equities	1,430,363	75,897	—	1,506,260
Corporates	—	177,874	—	177,874
Total Debt	—	177,874	—	177,874
Total assets at fair value	$ 1,430,363	$ 253,771	$ —	$ 1,684,134
Liabilities				
Obligation to return securities received as collateral	$ 1,430,363	$ 253,771	$ —	$ 1,684,134
Total liabilities at fair value	$ 1,430,363	$ 253,771	$ —	$ 1,684,134

Transfers between Level 1 and Level 2

There were no transfers between level 1 and level 2 during the year ended December 31, 2011.

2. Fair Value of Assets and Liabilities (Continued)

Qualitative Disclosures of Valuation Techniques

The Company's financial instruments consist of equity securities and corporate bonds. Equity securities include convertible bonds. The Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. For some convertible and corporate bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates and equity market volatility.

3. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

ASSETS		(In thousands)
Securities borrowed from affiliate	$	77,645
Receivable from affiliate		16
Taxes receivable from affiliate		1
Total assets	$	77,662

As of December 31, 2011, the fair market value of collateral that the Company provided to affiliates was $77.6 million.

During the year ended December 31, 2011, the Company received a capital contribution totaling $50 million from CS USA, in order to have a greater capacity to conduct business.

4. Assets Assigned or Pledged

As part of the Company's financing activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

4. Assets Assigned or Pledged (Continued)

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2011:

	December 31, 2011 (In thousands)
Fair value of securities pledged and assigned as collateral by the Company all of which was encumbered	$ 1,684,134
Fair value of the securities received by the Company with the right to sell or repledge	1,761,779
of which was sold or repledged	1,701,279

5. Concentrations of Credit Risk

As a U.S. registered broker-dealer, the Company is engaged in financing activities for hedge fund clients. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Company uses various means to manage its credit risk. The creditworthiness of the counterparty is analyzed at the outset of a credit relationship with the Company. The counterparty is subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for the counterparty. As of December 31, 2011, the Company did not have any significant concentrations of credit risk.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires the customer to deposit additional collateral, or reduce positions, when necessary.

6. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2011, the Company's net capital of $63.3 million was in excess of the SEC's minimum requirement by $63.0 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2011, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

7. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

8. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2011 through the date of issuance of the statement of financial condition on February 28, 2012.

Schedule 1

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Computation of Net Capital
Pursuant to SEC Rule 15c3-1
As of December 31, 2011
(In thousands)

Member's equity	$	63,298
Nonallowable assets and miscellaneous capital charges:		
Total non-allowable assets		1
Total		1
Net capital		63,297
Minimum capital required (the greater of 2% of aggregate debits as shown in computation for determining of reserve requirements)		250
Capital in excess of minimum requirements	$	63,047

NOTE: There are no material differences between the amounts presented above and the amounts included in Credit Suisse Prime Securities Services (USA), LLC's unaudited FOCUS Report as of December 31, 2011 as filed on February 9, 2012. Therefore, no reconciliation of the two computations is deemed necessary.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Member of
Credit Suisse Prime Securities Services (USA), LLC:

In planning and performing our audit of the financial statements of Credit Suisse Prime Securities Services (USA), LLC (the "Company") (a wholly-owned subsidiary of Credit Suisse (USA), Inc.), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative, a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012